Akin Gump Strauss Hauer & Feld LLP
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W. Robert Shearer
+1 713.220.5812/fax: +1 713.236.0822
rshearer@akingump.com
July 9, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	TWFG, Inc.
Registration Statement on Form S-1
Submitted June 24, 2024
File No. 333-280439
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated July 3, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, File No. 333-280439 (the “Registration Statement”).
Separately today, the Company has publicly filed with the Commission Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR in response to the Staff’s comments.
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to the Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Amendment No. 1 to Registration Statement on Form S-1
Management’s Discussion and Analysis, page 101
1.    We note your response to prior comment 3. With a view towards disclosure, please advise us of the approximate margins of Agency-in-a-Box compared to Corporate Branches. To the extent that relative profitability is a significant factor in making acquisitions or an underlying driver of any known trends or uncertainties, please revise to provide explanatory disclosure. See Item 303(b)(2)(ii) of Regulation S-K.
In response to the Staff’s comment, the Company respectfully advises the Staff that the margins for its Agency-in-a-Box Branches are generally lower than its Corporate Branches since the Company typically remits 80% of the commission revenue to the Agency-in-a-Box Branches while it retains 100% of the commission revenue from its Corporate Branches. The Company believes that the margins for its Corporate Branches are comparable to those of its publicly traded peers. In addition, the Company respectfully advises the Staff that the relative profitability of these two offerings is not a significant factor with respect to the making of acquisitions or an underlying driver of any known trends or uncertainties given that a significantly larger percentage of its revenues are generated by Agency-in-a-Box Branches relative to Corporate Branches and that the Company’s primary focus on a go forward basis will continue to be growing its Agency-in-a-Box Offering.

2.    We note your response to prior comment 2. Where you identify multiple factors partially offsetting the increase in your TWFG MGA offering on page 111, please quantify the change attributed to each factor. Please refer to Item 303 of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on page [111]. In addition, the Company respectfully advises the Staff that, while it is unable to quantify the change attributable to certain carriers not accepting new business in locations that have experienced catastrophes, the Company has provided tabular disclosure on page [114] that quantifies the year over year change in new business for the TWFG MGA offering.
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If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer

cc:
TWFG, Inc.
Richard F. (“Gordy”) Bunch III
Katherine C. Nolan
Janice E. Zwinggi
Julie E. Benes
Akin Gump Strauss Hauer & Feld LLP
John Goodgame
Shar Ahmed